UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Barclays announces Complaint filed by New York State Attorney General - dated 26 June 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 26, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 26, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

25 June 2014

Barclays PLC

Complaint filed by New York State Attorney General

Barclays notes the Complaint filed by the New York State Attorney General this afternoon in the New York State Courts. The Complaint relates to the Attorney General's investigation of LX Liquidity Cross, which is Barclays' SEC-registered Alternative Trading System and which provides alternative liquidity to market participants. The Complaint makes a number of allegations, including fraud and deceptive practices. Amongst other relief, the Complaint seeks unspecified monetary damages and injunctive relief.

Barclays will update the market, if appropriate, in due course.

-Ends-
For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.